Media Release




05006147


FEB 2 3 2005

Basel, 18 February 2005

Xeloda: positive opinion in EU for treatment of colon cancer after surgery

New indication will allow more patients to benefit from effective and convenient oral cancer treatment

Roche announced today that the European authorities have granted a positive opinion for Xeloda (capecitabine), an innovative oral chemotherapy, to be used as an adjuvant treatment (post-surgery) for colon cancer. Full marketing approval for this new indication is anticipated within the next few months.

Adjuvant chemotherapy is one of the most common treatment approaches for colon cancer where chemotherapy is given in order to destroy any cancerous cells remaining in the body after the tumour has been surgically removed. Data from a major study (X-ACT)[1] has shown that oral Xeloda is at least as effective and has a favourable toxicity profile to the intravenous chemotherapy commonly used to treat patients after surgery, but is more convenient as patients can take the therapy at home.

Stefan Manth, Head of Roche's Oncology business commented: "The fast assessment of the data submitted and the issuance of the positive opinion are testimony to the tremendous value this study has for the many patients with colon cancer: Xeloda is highly effective, better tolerated and conveniently taken by the patients in their homes and thus a truly modern approach to chemotherapy."

The CHMP positive opinion was granted based on the results of the landmark X-ACT trial. This clinical study successfully met its primary endpoint with Xeloda showing a strong trend towards reducing the risk of cancer recurrence. The X-ACT data also demonstrated that on average, a

[1] Xeloda in Adjuvant Colon Cancer Therapy

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patient only needed eight hospital visits when treated with Xeloda compared to 30 visits if treated with i.v. 5FU/LV. This resulted in medical resource cost savings such as fewer expenses incurred for chemotherapy side effect management.

On approval, patients with early colon cancer will have the choice and freedom of a convenient oral chemotherapy that may provide more chance of a cancer free life, with a less intrusive side effect profile compared to the current standard treatment of intravenous 5FU/LV.

"Xeloda should replace 5FU/LV in adjuvant treatment of colon cancer" Professor Jim Cassidy, one of the X-ACT study investigators said today. "The landmark X-ACT trial clearly shows that Xeloda is not only an effective and patient-friendly regimen but also offers significant economic benefits as it does not require expensive and time-intensive hospital visits. Patient and physicians alike are looking forward to approval of this much needed treatment option." Professor Cassidy is the Cancer Research UK Professor of Oncology and Chair of Medical Oncology, Beatson Oncology Centre, at the University of Glasgow in Scotland.

Roche in Oncology

Within the last five years the Roche Group, including its members Genentech in the United States and Chugai in Japan, has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented five products with survival benefit in different major tumour indications: Xeloda and Herceptin in advanced stage breast cancer, MabThera in non-Hodgkin's lymphoma, Avastin and Xeloda in colorectal carcinoma and Tarceva in non-small cell lung cancer and pancreatic carcinoma.

In the United States Herceptin, MabThera, Avastin and Tarceva are marketed either by Genentech alone or together with its partners Biogen Idec Inc. (MabThera) and OSI (Tarceva). Outside of the United States, Roche and its Japanese partner Chugai are responsible for the marketing of these medicines.

The Roche oncology portfolio also includes NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcaemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (hairy cell and chronic myeloid leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). CERA is the most recent demonstration of Roche's commitment to anaemia management. The Roche Group's cancer medicines generated sales of more than 7.7 billion Swiss francs in 2004.

In addition to the medicines, Roche is developing new diagnostic tests that will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, Roche will continue to be the leader in providing cancer-focused treatments and diagnostics.

Roche has four oncology research sites (two in the United States and one each in Germany and Japan) and five development sites (two in the United States and one each in UK, Australia and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in Diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004, the Pharmaceuticals Division generated 21.7 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further Information:

- Presentation of the X-ACT trial: http://www.asco.org/ac/1,1003,_12-002511-00_18-0026-00_19-009534-00_21-004,00.asp, "Capecitabine vs bolus 5-FU/leucovorin as adjuvant therapy for colon cancer (the X-ACT study): positive efficacy results of a phase III trial"
- About colorectal cancer: http://www.roche.com/pages/downloads/company/pdf/mbg180205ce.pdf

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp




Roche

Investor Update

February 21, 2005

Roche's New Invirase 500 mg HIV Treatment Receives Positive Opinion from European Authorities
New tablet will offer significantly reduced pill burden

Roche announced today that the European CHMP (The Committee for Medicinal Products for Human Use) has delivered a positive opinion to market a new 500 mg tablet formulation of its HIV protease inhibitor Invirase (saquinavir mesylate). The new 500 mg formulation will simplify the dosing regimen for patients by drastically decreasing their daily Invirase pill burden by more than half to two pills twice daily.

Invirase is a highly efficacious protease inhibitor which needs to be taken in a "boosted regime" in combination with a low dose of another protease inhibitor, ritonavir, to improve its power against the HIV virus. Boosted Invirase has been shown to be highly potent with an excellent safety and tolerability profile in numerous clinical trials and is recommended with strongest evidence rating in the International AIDS Society (IAS) guidelines for those patients who start therapy with a boosted protease inhibitor.

"We are delighted to get this positive opinion towards marketing Invirase 500 mg in Europe" said Malte Schutz MD. International Medical Manager for Roche's Invirase. "The significantly reduced pill count of the new tablet means that patients can benefit from boosted Invirase's remarkable combination of power and tolerability in a more convenient dosage, making boosted Invirase an attractive option for patients in early as well as advanced stages of treatment."

"With less tablets per day, Invirase will become an excellent choice for HIV-patients" commented Dr Anton Pozniak, Chelsea and Westminster Hospital, London UK. "A reduced pill burden will provide patients with a more convenient regimen of a well tolerated HIV drug and encourage greater compliance."

Roche hopes to receive final EMEA marketing approval in the coming months. Invirase 500 mg has received approval in the USA by the FDA after priority review on December 18th, 2004.

About Boosted Invirase
Invirase, originally approved by the FDA in 1995, was the first HIV protease inhibitor on the market. Its introduction represented a major milestone in the treatment of HIV/AIDS. In December 2003, the FDA approved Invirase for use in boosted dosing regimens with ritonavir (1000 mg Invirase/100 mg ritonavir bid). Co-administering Invirase with ritonavir enhances therapeutic blood levels of the drug and enables simplified dosing.
Data from the Staccato clinical study show reductions in patients' HIV RNA recorded in the first 24 weeks on therapy that are the best ever seen in a large cohort of patients given HAART. Some 96% of patients achieved viral load reductions to <400 HIV RNA copies/ml and 89% were shown to have undetectable levels (<50 HIV RNA copies/ml). Over the 24 week induction phase of the study, these reductions in patient viral load were accompanied by a median increase of CD4 cells of 109 cells/mm3.

Roche in HIV
Roche is at the forefront of efforts to combat HIV infection and AIDS, committed since 1986 to groundbreaking research and development of innovative new drugs and diagnostic technology.

Invirase (saquinavir) was the first protease inhibitor (PI) and was introduced by Roche in 1995. Invirase (saquinavir 1000/ritonavir 100mg twice daily) has shown high efficacy, an excellent safety and tolerability profile and is recommended as first choice boosted protease inhibitor in the International AIDS Society (IAS) guidelines. Viracept (nelfinavir) has proven efficacy and safety in the treatment of HIV infection and has a unique cross-resistance profile, which is clinically proven to allow the future use of other drugs in its class. Viracept is supplied by Roche outside the USA, Canada, Japan and Korea.

Fuzeon received approval from the US Food and Drug Administration (FDA) in March 2003, from the European Commission and Switzerland in May 2003 and Canada in July 2003.

In addition, Roche successfully markets the AMPLICOR HIV-1 MONITOR TEST, version 1.5. This test from Roche Diagnostics is considered to be a highly sensitive measurement of the amount of HIV circulating in a patient's blood ("viral load"). With a limited number of treatment regimens available, the accurate monitoring of viral load levels is essential to establish and monitor the effectiveness of therapeutic regimens and assess the potential onset of drug resistance.
Roche is a committed partner of the Accelerating Access Initiative to increase access to HIV care in sub-Saharan Africa and the world's Least Developed Countries. For more information on Roche policy and pricing of HIV protease inhibitors for these regions and research in HIV, visit the website.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com